UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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Schedule 14f-1

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INFORMATION STATEMENT
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 thereunder

BANCROFT URANIUM INC.
(Exact Name of Registrant as Specified in it Its Charter)

Nevada	94-3409449
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8655 East Via De Ventura, Suite G200
Scottsdale, AZ85258
(480) 346-1460
(Address and Telephone Number of Principal Executive Offices)
Fax (480) 346-1461

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about November 27, 2007, by Bancroft Uranium Inc. (the “Company”, “we” or “us”), to the holders of record, as of November 21, 2007, of the shares of common stock, $0.001 par value, of the Company in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. You are receiving this information statement in connection with the appointment of one new members to our Board of Directors and the resignation of one director that will occur related to our acquisition of the capital stock of 2146281 Ontario Limited as previously announced, which shall be effective no earlier than the tenth day following the filing of this information statement with the Securities and Exchange Commission and the mailing of such information statement to our stockholders of record as of November 21, 2007.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

On September 14, 2007, Bancroft Uranium Inc. (the "Company"), formerly known as Conscious Intention, Inc., through its sole director approved and executed a Share Purchase Agreement (the "Agreement") with 2146281 ONTARIO INC., a British Columbia Canada corporation (“214”) and Gravhaven Limited, a Cayman Island corporation (“Gravhaven”) whereby the Company would acquire 100% of the issued and outstanding stock of 214 from Gravhaven in exchange for shares of the Company and a 7% royalty on mineral interest assets owned by 214.

In connection with the Agreement, the Company has implemented, effective at the open of business on October, 1, 2007 a 52-for-1 forward stock split of the Company's common stock (the "Forward Stock  Split").  Immediately following the closing of the purchase and when the related transactions were consummated, the Company had approximately 46,178,000 shares outstanding, of which approximately 43,750,000 shares are held by the Company's former shareholders and approximately 1,250,000 shares are held by assignees of Ontario Limited.  These 1,250,000 shares have been issued pursuant to the Agreement.

In connection with the Agreement, Andrew Hamilton, sole officer and director of the Company has agreed to resign and appoint Ontario Limited officer, P. Leslie Hammond, as sole officer and director of the Company.    Mr. Hamilton has also cancelled and returned to treasury 9,106,000 of his shares of the Company.  The closing took place on October 3, 2007.  Mr. Hamilton resigned from all offices of the Company and appointed Mr. Hammond as sole officer and as a director of the Company on Friday, October 12, 2007. Mr. Hamilton remains on the board of directors, but intends to resign as soon as possible.  These transactions would leave Mr. Hamilton with 24,232,000 shares of the Company.

In a separate transaction, Mr. Hamilton has agreed to sell 23,972,000 of his remaining 24,232,000 common shares of the company on a pre-Forward Stock Split basis to Mr. Hammond or his assignees in a private transaction for $30,000.  This transaction took place on Tuesday, November 20, 2007.

The  foregoing  description  of the Agreement  does not purport to be complete  and is  qualified in its entirety by reference to the Agreement,  a copy of which was attached as Exhibit 2.1 to the Company’s Current  Report on Form 8-K filed on September 14, 2007 and incorporated  herein by reference.  The agreement has been included to provide  investors  and  security  holders  with  information regarding its terms.  It is not intended to  provide  any  other  factual information about the Company or Indie. The agreements contain representations and  warranties  that the  parties to the  Agreement  made to and solely for the benefit of each other.  Accordingly, investors and security  holders should not rely on such  representations and warranties as  characterizations of the actual state of facts or circumstances, since they were only made as of the date of the agreements.   Moreover,  information  concerning  the  subject  matter  of  such representations  and  warranties  may change  after the date of the  agreements, which subsequent  information may or may not be fully reflected in the Company's public disclosures.

In connection with the acquisition, Andrew Hamilton will resign from the board of directors and Mr. Hammond has been appointed to the board of directors.   We intend to appoint additional directors as soon as possible.

Please read this information statement carefully. It contains certain biographical and other information concerning the directors and executive officers following the closing of the Merger. Additional information about the transactions contemplated by the Share Purchase Agreement may be found in our Current Report on Form 8-K filed with the SEC on September 14, 2007. All of our filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained on the SEC’s website at www.sec.gov.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of November 21, 2007, there were 46,178,000 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote.

Change in Control

There will be a change in control as a result of the acquisition. As a result of the acquisition and the related rescission of Mr. Hamilton’s shares and his contemplated sale of shares to Mr. Hammond, our current stockholders will own less than 50% of our issued and outstanding shares after the effective time of the acquisition and after the rescission of Mr. Hamilton’s shares.

GOVERNANCE OF THE COMPANY

We do not currently have an audit committee, a compensation committee or a nominating committee. Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, our board of directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We encourage shareholder communications with the Board of Directors. The Board of Directors does not believe a formal process for shareholders to send communications to the Board of Directors is necessary because all shareholder communications will be circulated to all members of the Board and the Board does not screen shareholder communications. All such communications should be directed to our Chief Financial Officer, who will circulate them to the other members of the Board, if any.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of November 21, 2007 by:

•	each person known to be the beneficial owner of 5% or more of our outstanding common stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 46,178,000 shares of our common stock outstanding as of November 21, 2007. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of common stock over which he or she has or shares, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days after November 21, 2007. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage Owned

Andrew Hamilton (1)(2)	260,000	00.6%
P. Leslie Hammond(3)	23,972,000	51.9%

All executive officers and directors as a group (two persons)-	24,232,000	52.5%
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(1)	The address of Mr.Hamilton is
302 - 1275 Hamilton St.
Vancouver BC
V6B 1E2, Canada.  Mr. Hamilton was our sole director, president and chief executive officer until October 12, 2007.  He has resigned as president and chief executive officer in connection with the acquisition and intends to resign as a director.
(2)	Represents Mr. Hamilton’s current holdings, after the effect of his resent rescission and share sale to Mr. Hammond.
(3)
The address of Mr. Hammond is 8655 East Via De Ventura, Suite G200, Scottsdale, AZ 85258. Mr. Hammond was appointed as our president and chief executive officer as of October 12, 2007 and was appointed as a member of our board of directors in connection with the acquisition.

DIRECTORS AND EXECUTIVE OFFICERS

Changes in Directors and Executive Officers

As part of the acquisition, Andrew Hamilton will resign as a director as soon as possible.  Also as part of te acquisition, Mr. Hamilton has already resigned as president, chief executive officer and principal financial and accounting officer as of October 12, 2007 and has appointed P. Leslie Hammond as a director of the company and as president, chief executive officer and principal financial and accounting officer.

Directors and Executive Officers Pre-Merger

The following table sets forth information regarding our current officers and directors. The directors hold office until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Position
Andrew Hamilton	32	Director
P. Leslie Hammond	61	President, Chief Executive Officer, Principal Financial and Accounting Officer, Treasurer and Director.

Andrew Hamilton, Director.  Mr. Hamilton served as the sole officer and director of the Company from November 2005 until October 12, 2007, when he resigned all officer positions of the Company.  For the last five years, Mr. Hamilton has been employed as an independent management consultant based in Vancouver, British Columbia, Canada.

P. Leslie Hammond, President, CEO, Principal Financial and Accounting Officer, Treasurer and Director. is a chartered accountant who has been employed since 1985 as the President of Hammond Management Corporation based in Victoria, British Columbia.  At Hammond Management Corporation, Mr. Hammond provides private and public companies with a wide variety of management and advisory services.  Mr. Hammond has a bachelor of arts from Simon Fraser University in Economics and Commerce and has been a chartered accountant since 1974.

Director Terms of Office

The directors hold office until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

We do not currently pay any cash fees to its directors, nor do we pay directors’ expenses in attending board meetings.

Meetings and Committees of the Board of Directors

We do not have any independent directors and therefore do not have an audit committee. Our directors are performing the functions of the audit committee.

Directors and Executive Officers Post-Merger

Upon consummation of the acquisition and related transactions, the following persons will be our executive officers and directors, and hold the offices set forth opposite their names.  It is contemplated that the Company will appoint additional officers and directors as soon as possible:

Name	Age	Position
P. Leslie Hammond	61	President, CEO, Principal Financial and Accounting Officer, Treasurer and Director

Family Relationships

There are no family relationships among the individuals comprising our board of directors, management and other key personnel.

Board Committees

Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, our board of directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Code of Ethics

We have not formally adopted a written code of ethics that applies to our principal executive officer, principal financial officer, or persons performing similar functions. Based on our small size and limited financial and human resources, we have not adopted a written code of ethics. We intend to formalize and adopt a written code of ethics in connection with the Merger.

EXECUTIVE COMPENSATION

As part of the acquisition, Mr. Hamilton has already resigned as President, CEO, Principal Financial and Accounting Officer and Treasurer and appointed Mr. Hammond to those offices.  Mr. Hammond has also been appointed to the board of directors in connection with the acquisition.   Mr. Hamilton currently remains a director, but intends to resign as soon as possible.

Compensation of Executive Officers - Pre Merger

The following table sets forth concerning the compensation paid by us to the President and any other executive officer whose total annual salary and bonus exceeded $100,000 during the fiscal years ended December 31, 2006 and 2005:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred compensation earnings ($)	All Other Compensation ($)

Andrew Hamilton (1)	2006	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2005	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

(1) Mr. Hamilton was appointed President, CEO, Principal Financial and Accounting Officer, Treasurer and Director in November 2005.  Mr. Hamilton resigned as President, CEO, Principal Financial and Accounting Officer and Treasurer on October 12, 2007

Outstanding Equity Awards at Fiscal Year-End

There were no individual grants of stock options to purchase our common stock made to the named executive officers in the Summary Compensation Table during the fiscal year ended December 31, 2006 and the subsequent period up to the date of the filing of this information statement.

Compensation of Executive Officers - Post Merger

Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company during the fiscal years ended December 31, 2006 to our President, CEO, Principal Financial and Accounting Officer, our other executive officers whose salary and bonus for the year exceeded $100,000 and who served as an executive officer of the Company as of December 31, 2006 (each, a “Named Executive Officer”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total Compensation ($)

Andrew Hamilton President, Chief Executive Officer, Principal Financial and Accounting Officer(1)	2006	0	0	0

_________

(1) Mr. Hamilton was appointed President, CEO, Principal Financial and Accounting Officer, Treasurer and Director in November 2005.  Mr. Hamilton resigned as President, CEO, Principal Financial and Accounting Officer and Treasurer on October 12, 2007

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding exercisable and unexercisable option and stock awards held by the Named Executive Officers as of the date of this information statement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
None.

Compensation of Directors

We have never paid our directors any fees or compensation of any kind and have no present understandings to do so.

Executive Employment Contracts

We do not have any written employment agreements with any employee, officer or director.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2006, we did not have a compensation committee or another committee of our board of directors performing equivalent functions. Instead, the entire board of directors performed the function of a compensation committee. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any entity.

Stock Option Plans

We do not currently have any stock option or stock compensation plans or any outstanding warrants or options to purchase our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

There are no material relationships between us and our current directors and executive officers other than the transactions and relationships described below.

Rescission and Stock Purchases

We have had substantially the same number of current shareholders and outstanding shares from November, 2005 until the present.  None of our shareholders have yet sold any of their shares on the OTC Bulletin Board to date.  All sales of our shares between our shareholders have been in private transactions.  Our chief executive officer, Andrew Hamilton, has held more than 95% of the shares of our Company since November, 2005 through October, 2007, all of our other shareholders together have held less than 5% of the issued and outstanding shares of the Company.

Mr. Hamilton has rescinded 416,260,000 of his 440,544,000 shares in the company in the context of the acquisition.   He has also sold to Mr. Hammond 23,972,000 of his remaining shares, leaving him with 260,000 shares or less than 1% of the 46,178,000 shares that will be issued and outstanding  in the Company.  As a result of the acquisition and related transactions, our current shareholders will end up holding 44.7% of the issued and outstanding shares.  Mr. Hammond will end up controlling 51.9% of the issued and outstanding shares of the Company, giving him broad discretion in his ability to control the board of directors and to make decisions regarding matters which require shareholder approval.

Review, Approval and Ratification of Related Party Transactions

Given the Company’s small size and limited financial resources, the Company had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with its executive officers, directors and significant stockholders. In connection with the Merger, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. Our directors are not independent.  We have not yet determined if and when we will add any independent directors and under what standard their independence would be determined.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities (who are referred to as "Reporting Persons"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten-percent (10%) beneficial owners were timely filed as of the date of this filing.

SIGNATURES

In accordance Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCROFT URANIUM INC.

By:	/s/ P. Leslie Hammond

Name: P. Leslie Hammond
Title: President